SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 22, 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

The company informed that it has transferred to its subsidiary Alto Palermo S.A, controlled in a 95.73%, 83,789 sqm of its premium office portfolio including  República Building, Bouchard 710 Building, Dellapaolera 265 Building, Intercontinental Plaza Building, Suipacha 652 Building and the land reserve “Intercontinental II” with the objective of consolidating a vehicle to develop and operate commercial properties in Argentina.

The consolidation of these assets in our subsidiary, will be complemented by the launch of the brand "IRSA Commercial Properties," reflecting on that concept the union of the rental properties. The purpose of this reorganization of our assets is to add the best portfolio of offices of the city of Buenos Aires to the best portfolio of shopping centers in Argentina.

The total amount of the transaction reached USD 308.0 million, of which USD 61.6 million has already been paid and the balance of USD 246.4 million was financed by a loan at an annual effective rate of 8.5 % maturing in 2017 and 2020.

The Audit Committee in accordance with Chapter III of the Rules of the National Securities Commission, and Article 110 inc, h) of Section IV of Law Capital Markets Nº26,831 has issued an opinion without objection towards this transaction, which is available for shareholders at the company headquarters. The Audit Committee of the Company also requested valuation reports by independent third parties, which are available at headquarters.

Below there is a brief description of the assets transferred:

1-	República Building, City of Buenos Aires

This property, designed by the renowned architect César Pelli constitutes a unique building in downtown Buenos Aires. It has 19,884 sqm of gross leasable area distributed in 20 floors. As of September 30, 2014, occupancy was 96.8%.

2-	Bouchard 710, City of Buenos Aires

Bouchard 710 is a 12 floor building located in Retiro zone. It has 15,044 sqm of gross leasable area, As of September 30, 2014, occupancy was 99.8%.

3-	Dellapaolera 265, City of Buenos Aires

 “BankBoston Tower” is a modern office building located at Carlos María Della Paolera 265 of the city of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 14,873 sqm of gross leasable area. As of September 30, 2014 the occupancy was 100.0%.

4-	Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern building of 24 floors located next to Intercontinental Hotel located in the historic neighborhood of Monserrat in downtown Buenos Aires. It has a gross leasable area of 22,535 sqm. As of September 30, 2014 the occupancy was 100.0%.

5-	Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7 floors office building located at downtown Buenos Aires. It has 11,453 sqm of gross leasable area and as of September 30, 2014 was 89.9% occupied.

6-	Land Reserve Intercontinental Plaza II - City of Buenos Aires

Located in the heart of the Monserrat district, comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: December 22, 2014